UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              ☒           Form 40-F              ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                            No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ARCADIS Infrastructure, environment, facilities PRESS RELEASE	ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

ARCADIS CONTINUES EXCELLENT PERFORMANCE

•              Gross revenue in the third quarter up 31%, of which 17% organic

•              Net income from operations rises 33%

•              Margin improves considerably; goal of 10% achieved over the first nine months

•              New acquisitions contribute well, especially RTKL

•              Outlook good: expected increase of net income from operations 2007 20 to 25%

ARNHEM, THE NETHERLANDS –November 15, 2007 – ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company for the built and natural environment, has continued its excellent performance in the third quarter of 2007. Gross revenue rose 31% to € 408 million. Net income from operations was 33% higher at € 16.3 million. Organic growth was 17% on par with the level in the first half year. All service areas contributed to this, with environment continuing as the best at more than 25% growth. Geographically, organic growth was strongest in the United States, the Netherlands and Brazil. Acquisitions also contributed 17% growth, mainly through RTKL which was consolidated as of the third quarter. The currency effect was 3% negative. The margin improved to 10.8% (2006: 9.6%).

In the first nine months of 2007 gross revenue increased 22%, of which 17% organic. Net income from operations was 29% higher at € 43.1 million. The margin was 10.1% (2006: 8.9%) with which the 10% goal that was introduced last year, was achieved.

Early July, U.S.-based RTKL was acquired (gross revenue $ 195 million, 1050 employees), a global player in architectural design and planning services. In the Netherlands, the acquisition of Alkyon (€ 4.5 million, 45 employees) early July strengthens our position in the climate change driven, growing market for water management. In the U.K., our project management activities were expanded mid-August with APS Group (€ 13 million, 70 employees), while in October the acquisition of environmental services company Vectra
(€ 14.5 million, 110 employees) specialized in health, safety and risk management, was announced.

CEO Harrie Noy about the results: “The excellent performance is a result of strong growth, further margin improvement and a good contribution from acquisitions. The continued high organic growth reflects our strong position in all three service areas. Optimally applying our knowledge and focusing on customers are core to our strategy. As a result we are able to increase our market share, especially in the environmental market for multinational clients. The focus on activities with more added value yields higher margins. The acquisition of RTKL is another expansion high in the value chain, through which we can create a leading position in the service area facilities.”

Imagine the result	Unaudited

Key figures

	Third quarter			First nine months
Amounts in € millions, unless otherwise stated	2007	2006		2007	2006
Gross revenue	408	311	31%	1.088	892	22%
EBITA	28.0	19.6	43%	74.4	54.9	36%
Net income	12.3	10.7	14%	37.1	30.3	22%
Net income per share (in €) (1)	0.60	0.53	14%	1.82	1.50	21%
Net income from operations (2)	16.3	12.3	33%	43.1	33.5	29%
Ditto, per share (in €) (1),(2)	0.81	0.61	32%	2.12	1.65	28%

(1)   In 2007 based on 20.4 million shares outstanding (in 2006: 20.2 million)

(2)   Excluding amortization and non-operational items

Analysis

Third quarter

Organic growth and acquisitions each contributed 17% to the gross revenue growth of 31%. As a result of the lower U.S. dollar, the currency effect was minus 3%. In the United States and Brazil, organic growth remained at a high level, while in the Netherlands organic growth increased further to more than 17%. In other European countries, activities grew mostly in the U.K. and Belgium but also in Germany where market conditions are slowly improving.

Net revenue, that part of gross revenue produced by our own employees, increased by 28%, of which 20% came as a result of acquisitions. Organic growth continued at the high level of 11%, but was lower than growth in gross revenue as a result of a strong increase in activities with a lot of third party work. The currency effect was minus 3%.

EBITA increased 43% to 28.0 million. Acquisitions resulted in an increase of 27%; the currency effect was minus 3%. The organic growth of 19% mainly came from the Netherlands, United Kingdom, Belgium, the United States and Brazil. The contribution from the sale of carbon credits form the biogas activities in Brazil was € 0.6 million.

Net income from operations increased by 33% to € 16.3 million. This is less than the increase in EBITA, as a result of higher financing charges, a somewhat higher tax pressure and an increase in minority interest through strong growth in Brazil, where ARCADIS owns a little over 50%. Financing charges are higher as a result of the growth - partly as a result of acquisitions - and for € 1.5 million as a result of the use of financial instruments. Net income from operations has been corrected for the latter.

First nine months

Of the 22% increase in gross revenue, 9% resulted from acquisitions. The currency effect was 4% negative. All regions contributed to the 17% organic growth, mostly the United States and South America, but also the Netherlands and other European countries experienced solid growth. Net revenue increased 20%, of which 12% organic and 11% from acquisitions. The currency effect was 3% negative.

EBITA rose 36%, of which 17% as a result of acquisitions. The currency effect was 4% negative. The organic increase was 23%, including a contribution of € 2.7 million from the sale of carbon credits. Without this contribution the organic EBITA increase was 18%. This is clearly more than the increase of net revenue, an indication of the strong operational margin improvement.

Net income from operations came out to € 43.1 million, an increase of 29%. This is less than the increase in EBITA as a result of higher financing charges, and a larger minority interest through rapid growth in Brazil. 2006 figures included a non-recurring interest gain of € 0.5 million.

Developments per service area

Figures noted below concern gross revenues and refer to the first nine months of 2007 compared to the same period last year, unless otherwise stated.

•    Infrastructure

Gross revenue increased 10%, with a currency effect of minus 2% and a contribution from acquisitions which was effectively nil as a result of the divestment of Euroconsult at the end of March. Organic growth was 12%. In the Netherlands activities saw strong growth as a result of the expansion and improvement of (rail) infrastructure and a favorable municipal market. In most other European countries, gross revenue also increased. As expected, the poor U.S. housing market led to a stronger decline in land development, but this was compensated for by growth in the water market. In Brazil and Chile the strong expansion of activities was driven by investments in mining and energy projects.

•    Environment

Gross revenue rose 19%. The contribution from acquisitions was 2%; the currency effect was minus 7%. The very strong organic growth of 24% mainly came from the United States. Here, the introduction of a client focused business model helped us increase market share, especially among industrial clients. In Brazil activities grew strongly, especially for multinationals, while also in most European countries and Chile healthy growth was achieved. With the acquisition of Vectra we can capitalize on the strong growth in demand in the area of health and safety.

•    Facilities

Gross revenue grew 62%, of which 50% came from acquisitions. This mainly concerns RTKL, which was acquired early July, but also PinnacleOne in the United States and some smaller acquisitions. The currency effect was nil. The organic growth of 12% resulted from the expansion of management and consulting services. Particularly Germany saw strong growth, followed by the United Kingdom, Belgium and the Netherlands. In the Netherlands, facility management also grew, partly as a result of the renewal and expansion of the contract with NXP.

Outlook

In all of the countries in which ARCADIS is active, there is an urgent need to improve and expand infrastructure. Government investments provide a stable basis in this market. In addition, private sector money is coming into the market through PPP initiatives to speed up the pace with which bottlenecks are tackled. Because meanwhile less than 2% of total revenues come from the U.S. market for land development, the impact of a further decline will be limited. The threat of climate change drives demand in water management and environmental services. Many multinationals want international service providers as a result of which our market share in the environmental market can further increase. With RTKL new opportunities are developing in the facilities market and in urban restructuring, while the newly added APS will allow us to benefit from the high investment level in the Middle East.

CEO Noy concludes: “The markets in which ARCADIS operates offer plenty of opportunity. Further expansion through acquisitions remains a high priority. The outlook for full year 2007 is good. The favorable operational development is expected to carry through to the end of the year, as a result of which we expect to meet our margin target of 10% already this year. As noted previously, the tax pressure will be substantially higher than last year, particularly as a result of tax benefits in the fourth quarter of last year, while the strong growth in Brazil pushes up the minority interest. Taking these factors into account, we expect an increase in net income from operations for 2007 of 20 to 25%. This is barring unforeseen circumstances.”

ARCADIS is an international company providing consultancy, design, engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and over €1.5 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact: Joost Slooten of ARCADIS at *31-26-3778604 or e-mail at jslooten@arcadis.nl. Visit us on the internet: www.arcadis-global.com

- - - Tables follow - - -

ARCADIS NV

CONDENSED CONSOLIDATED STATEMENT OF INCOME

Amounts in € millions,	Third quarter		Nine months
except per share amounts	2007	2006	2007	2006
Gross revenue	407.8	310.9	1,087.9	891.5
Materials, services of third parties and subcontractors	147.6	107.2	354.4	278.0
Net revenue	260.2	203.7	733.5	613.5
Operational cost	227.0	180.4	645.2	545.7
Depreciation	5.2	3.7	13.9	12.9
EBITA	28.0	19.6	74.4	54.9
Amortization identifiable intangible assets	4.5	2.0	8.0	5.1
Operating income	23.5	17.6	66.4	49.8
Financing items	(4.1)	(1.1)	(6.3)	(2.0)
Income from associates	0.1	(0.2)	(0.6)	(0.4)
Income before taxes	19.5	16.3	59.5	47.4
Income taxes	(6.2)	(5.1)	(19.6)	(15.7)
Profit for the period	13.3	11.2	39.9	31.7

Attributable to:
Net income (Equity holders of the Company)	12.3	10.7	37.1	30.3
Minority interest	1.0	0.5	2.8	1.4

Net income	12.3	10.7	37.1	30.3
Amortization identifiable intangible assets after taxes	2.9	1.5	5.2	3.8
Net effects of financial instruments	1.1	0.1	0.8	(0.6)
Net income from operations	16.3	12.3	43.1	33.5

Net income per share	0.60	0.53	1.82	1.50
Net income from operations per share	0.81	0.61	2.12	1.65
Shares outstanding (in thousands)	20,375	20,244	20,390	20,245

ARCADIS NV

CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in € millions	September 30, 2007	December 31, 2006
ASSETS
Non-current assets	335.0	234.7
Current assets	638.4	501.8
TOTAL	973.4	736.5

EQUITY AND LIABILITIES
Shareholders’ equity	189.5	188.9
Minority interest	12.3	11.8
Total equity	201.8	200.7
Non-current liabilities	260.2	165.5
Current liabilities	511.4	370.3
TOTAL	973.4	736.5

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in € millions	Share capital	Additional paid-in capital	Reserve exchange rate differences	Retained earnings	Shareholders’ equity	Minority interest	Total equity
Balance at 1-1-2006	1.0	44.2	6.4	124.6	176.2	11.9	188.1
Exchange rate differences			(8.8)		(8.8)	(0.3)	(9.1)
Income directly recognized in equity			(8.8)		(8.8)	(0.3)	(9.1)
Profit for the period				30.3	30.3	1.4	31.7
Comprehensive income net of tax			(8.8)	30.3	21.5	1.1	22.6
Share-based compensation				1.2	1.2		1.2
Dividends to shareholders				(13.4)	(13.4)	(0.3)	(13.7)
Own shares purchased for granted options				(15.7)	(15.7)		(15.7)
Options exercised				2.9	2.9		2.9
Other changes				0.1	0.1		0.1
Expansion ownership						(0.7)	(0.7)
Balance at 9-30-2006	1.0	44.2	(2.4)	130.0	172.8	12.0	184.8
Balance at 1-1-2007	1.0	44.2	(7.6)	151.3	188.9	11.8	200.7
Exchange rate differences			(12.7)		(12.7)	0.6	(12.1)
Taxes related to share-based compensation				2.2	2.2		2.2
Income directly recognized in equity			(12.7)	2.2	(10.5)	0.6	(9.9)
Profit for the period				37.1	37.1	2.8	39.9
Comprehensive income net of tax			(12.7)	39.3	26.6	3.4	30.0
Share-based compensation				2.5	2.5		2.5
Dividends to shareholders				(20.4)	(20.4)	(1.2)	(21.6)
Own shares purchased for granted options				(9.9)	(9.9)		(9.9)
Options exercised				1.8	1.8		1.8
Expansion ownership						(1.7)	(1.7)
Balance at 9-30-2007	1.0	44.2	(20.3)	164.6	189.5	12.3	201.8

ARCADIS NV

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

Amounts in € millions	Nine months 2007	Nine months 2006
Net income	37.1	30.3
Depreciation and amortization	21.9	18.1
Gross cash flow	59.0	48.4
Net working capital	(36.2)	(27.3)
Other changes	2.2	2.5
Net cash provided/(used) by operating activities	25.0	23.6

Investments/divestments (net) in:
(In)tangible fixed assets	(6.6)	(12.3)
Acquisitions/divestments	(76.4)	(15.0)
Financial assets	(12.1)	(2.5)
Net cash used in investing activities	(95.1)	(29.8)

Net cash provided by financing activities	81.5	(3.0)

Exchange rate differences	(6.0)	(6.3)
Change in cash and equivalents	5.4	(15.5)
Cash and cash equivalents at January 1	101.5	73.9
Cash and cash equivalents at September 30	106.9	58.4

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: November 19, 2007	By:	/s/ C.M. Jaski
Mr. C.M. Jaski
Member Executive Board